[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

June 30, 2015

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

RE:	The Cushing MLP Infrastructure Master Fund N-2 Registration Statement

Ladies and Gentlemen:

On behalf of The Cushing MLP Infrastructure Master Fund, we are enclosing herewith for filing pursuant to the Investment Company Act of 1940, as amended, and the General Rules and Regulations of the Commission thereunder, one electronically signed Registration Statement on Form N-2.

If you have any questions or require any further information with respect to this filing, please call me at (312) 407-0641.

Very truly yours,

/s/ Kevin T. Hardy

Kevin T. Hardy

Enclosure